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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(MARK ONE)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________ TO _____________

                         COMMISSION FILE NUMBER 33-63078

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       EZCORP, INC. 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  EZCORP, INC.
                              1901 CAPITAL PARKWAY
                               AUSTIN, TEXAS 78746

================================================================================

INFORMATION FURNISHED

      1. Audited financial statements and supplemental schedules of the EZCORP, Inc. 401(k) Plan and Trust (the "Plan").

      2. The written consent of the independent registered public accounting firm for the Plan, filed as an exhibit to this annual report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EZCORP, INC. 401(k) PLAN AND TRUST

              Signature                                    Date

By: /s/ Dan N. Tonissen                                May 27, 2005
    ------------------------------------
    Dan N. Tonissen
    EZCORP, Inc. 401(k) Plan and Trust
    Administrative Committee

                       EZCORP, INC. 401(k) PLAN AND TRUST
                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

          September 30, 2003 and 2002 and year ended September 30, 2003

                                    CONTENTS

                                                                                        Page
Report of Independent Registered Public Accounting Firm. . . . . . . . . . . . . . .      1

Audited Financial Statements:

        Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . .      3
        Statement of Changes in Net Assets Available for Benefits. . . . . . . . . .      4
        Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .      5

Supplemental Schedules:

        Schedule H, Line 4a - Schedule of Delinquent Participant Contributions . . .     10
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year).. . . . . . .     11

Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12

Consent of Independent Registered Public Accounting Firm.. . . . . . . . . . . . . .     13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

Administrative Committee
EZCORP, Inc. 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the EZCORP, Inc. 401(k) Plan and Trust as of September 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended September 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by The Charles Schwab Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2002 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of September 30, 2002. The form and content of the information included in the 2002 financial statements, other than that derived from the investment information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits of the Plan at September 30, 2003, and changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended September 30, 2003, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of September 30, 2003 and delinquent participant contributions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended September 30, 2003, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Austin, Texas
August 18, 2004

                       EZCORP, INC. 401(k) PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              SEPTEMBER 30,
                                                           2003           2002
                                                        ----------     ----------
ASSETS
     Cash                                               $   12,151     $    8,495
     Investments, at fair value                          2,940,922      2,007,422

     Receivables:
        Employer contributions                              60,693         63,567
        Employee contribution                               14,004         15,272
                                                        ----------     ----------
     Total receivables                                      74,697         78,839

                                                        ----------     ----------
Total assets                                             3,027,770      2,094,756

LIABILITIES
     Fees payable                                            1,201              -
     Excess contribution refunds and other payables         60,271         98,700
                                                        ----------     ----------
Total liabilities                                           61,472         98,700
                                                        ----------     ----------

Net assets available for benefits                       $2,966,298     $1,996,056
                                                        ==========     ==========

See accompanying notes.

                       EZCORP, INC. 401(k) PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED SEPTEMBER 30, 2003

Additions:
    Employee contributions                                                                  $    350,525
    Employer matching contributions                                                               60,605
    Investment income                                                                             29,144
    Net appreciation in fair value of investments                                                815,810
                                                                                            ------------
Total additions                                                                                1,256,084

Deductions:
    Distributions to participants                                                                230,755
    Administrative expenses                                                                          200
    Excess contribution refunds                                                                   54,652
    Deemed distributions                                                                             235
                                                                                            ------------
Total deductions                                                                                 285,842

Net increase                                                                                     970,242
Net assets available for benefits at beginning of year                                         1,996,056
                                                                                            ------------
Net assets available for benefits at end of year                                            $  2,966,298
                                                                                            ============

See accompanying notes.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2003

1. DESCRIPTION OF THE PLAN

The EZCORP, Inc. 401(k) Plan and Trust (the "Plan") is a defined contribution plan covering substantially all eligible employees of EZCORP, Inc. and its subsidiaries (the "Company"). The Plan became effective October 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All Plan assets are held by Security Trust Company, the trustee of the Plan. Prior to October 21, 2002, the trustee was The Charles Schwab Trust Company. Complete information regarding the Plan is included in the plan agreement. Significant Plan provisions are summarized below.

ELIGIBILITY

Employees are eligible to participate in the Plan upon the attainment of 21 years of age and completion of six months of service. Under the enrollment provisions of the Plan, eligible employees are allowed to enter the Plan on the first day of each quarter of any fiscal year following the completion of six months of service.

CONTRIBUTIONS

Participants are allowed to make voluntary contributions to the Plan up to the maximum allowed under the Internal Revenue Code (the "Code"). The Company makes contributions to the Plan of amounts determined and authorized by the Company's Board of Directors up to the maximum amounts permitted by the Internal Revenue Service ("IRS"). The Company's matching contributions are based on each participant's contribution, up to 6% of the participant's compensation and made in the form of EZCORP Class A Non-Voting Common Stock. The participants can transfer the vested matching contribution to other investment funds at their discretion.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution, and Plan earnings. Employees are given a choice of fifteen investment options in which to invest their contributions. Plan earnings in each of these funds are allocated based on each employee's fund account balance relative to the aggregate of all employees' fund account balances. Effective October 21, 2002, participants can elect to invest in the Company stock fund.

VESTING PROVISIONS

Participants are immediately vested in their contributions and earnings thereon. The Company's contributions vest according to the following schedule:

YEARS OF SERVICE             VESTING PERCENTAGE
----------------             ------------------
        1                            0%
        2                           25%
        3                           50%
        4                           75%
        5                          100%

PARTICIPANT LOANS

Participants are allowed to borrow a maximum amount of the lesser of 50% of the participant's vested amount or $50,000. Loans are amortized over a maximum of 60 months, unless the purpose of the loan is for the purchase of the principal residence of the participant in which case the maximum period may be 20 years. Repayment is made through payroll deductions with equal installments made each pay period. The loans are collateralized by the vested balance in the participant's account, not to exceed 50% of the vested balance, and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant is entitled to receive an amount equal to the value of his or her account, payable in lump-sum form or in periodic installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of the termination of the Plan, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed to participants.

2. SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

VALUATION OF INVESTMENTS

The Plan's investments in mutual funds and common stock are stated at fair value based primarily on quoted prices in active markets. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DISTRIBUTIONS

Distributions to participants are recorded by the Plan when actual payment is made. Distributions not paid, as of the end of the plan year, are included in investments in the statement of net assets available for benefits.

EXPENSES

Substantially all expenses incident to the administration of the Plan are paid by the Company.

FORFEITED NON-VESTED ACCOUNTS

At September 30, 2003, forfeited non-vested accounts totaled $4,950. These accounts will be used to reduce future employer contributions.

EXCESS CONTRIBUTIONS

Contributions in excess of maximum limits allowed by the IRS are accrued as liabilities to be refunded to participants. At September 30, 2003 and 2002, excess contributions were $57,112 and $91,457, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. INVESTMENTS

All 2002 investment information disclosed in the accompanying financial statements and schedules, including investments held at September 30, 2002, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by The Charles Schwab Trust Company, the predecessor trustee of the Plan.

The following presents individual investments that represent 5% or more of the Plan's net assets at September 30, 2003 or 2002.

                                                                                        SEPTEMBER 30,
                                                                                    2003           2002
                                                                                  --------      ----------
Janus Worldwide Fund                                                              $      -      $  284,192
Warburg Pincus Emerging Growth Fund                                                      -         108,198
Kaufmann Fund                                                                            -         190,360
Fidelity Growth & Income Fund                                                            -         383,270
Northeast Investors Trust                                                                -         132,685
Loomis Sayles Bond Fund                                                                  -         162,089
Schwab Institutional Advantage Money Fund                                                -         180,786
Goldman Sachs Prime Obligations Fund                                               175,522               -
Pimco Total Return Admin Fund                                                      188,190               -
Davis New York Venture A Fund                                                      462,203               -
T. Rowe Price Mid Cap Growth Fund                                                  361,014               -
American Funds Europacific A Fund                                                  351,790               -
EZCORP Class A Non-Voting Common Stock                                             866,503         347,201

During 2003, the Plan's investments (includes investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds                                                                                    $  329,830
Common stock                                                                                       485,980
                                                                                                ----------
                                                                                                $  815,810
                                                                                                ==========

4. INCOME TAX STATUS

The underlying non-standardization prototype plan has received an opinion letter from the Internal Revenue Service ("IRS") dated November 19, 2001 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                          SEPTEMBER 30,
                                                                     2003               2002
                                                                  -----------        -----------
Net assets available for benefits per the financial
    statements                                                    $ 2,966,298        $ 1,996,056
Less: Amounts allocated to withdrawing participants                    (7,071)                 -
Plus: Deemed distributions of participant loans                             -              3,524
                                                                  -----------        -----------
Net assets available for benefits per the Form 5500               $ 2,959,227        $ 1,999,580
                                                                  ===========        ===========

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2003:

Net increase in net assets available for
    benefits per the financial statements                                             $  970,242
Less: Current year amounts allocated to
    withdrawing participants                                                              (7,071)
Less: Prior year deemed distributions of
    participant loans                                                                     (3,524)
                                                                                      ----------
Net increase in net assets available for
    benefits per the Form 5500                                                        $  959,647
                                                                                      ==========

6. SUBSEQUENT EVENTS

On November 6, 2003, the Company's 401(k) Committee elected to change the Plan year from a fiscal year ending September 30th to a calendar year ending December 31st.

Effective January 1, 2004, the trustee changed from Security Trust Company to Reliance Trust Company.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                          YEAR ENDED SEPTEMBER 30, 2003

                             SUPPLEMENTAL SCHEDULES

                       EZCORP, INC. 401(k) PLAN AND TRUST
     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                             EIN: 74-2540145 PN: 001
                          YEAR ENDED SEPTEMBER 30, 2003

                PARTICIPANT CONTRIBUTIONS       TOTAL THAT CONSTITUTE NONEXEMPT
YEAR ENDED      TRANSFERRED LATE TO PLAN            PROHIBITED TRANSACTIONS
----------      -------------------------       -------------------------------
   1999                  $  115,994                        $ 115,994
   2002                  $    5,014                        $   5,014
   2003                  $  123,893                        $ 123,893

Delinquent participant contributions in 1999, 2002 and 2003 were corrected outside of the Voluntary Fiduciary Compliance Program in 2004. The total amount of accrued interest on late remittances for contributions made in 1999, 2002 and 2003 was determined to be $1,798 and this amount was paid to the Plan in 2004.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                             EIN: 74-2540145 PN: 001
                               SEPTEMBER 30, 2003

                                                                                   CURRENT
IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT            VALUE
---------------------------------------  ---------------------------------------  ----------
Goldman Sachs Prime Obligations Fund           Money Market                       $  175,522
Vanguard Short Term Federal Fund               Mutual fund                             8,001
Pimco Total Return Admin Fund                  Mutual fund                           188,190
Columbia High Yield Fund                       Mutual fund                           136,807
Dodge & Cox Stock Fund                         Mutual fund                            25,671
Davis New York Venture A Fund                  Mutual fund                           462,203
Vanguard Index 500 Fund                        Mutual fund                            20,561
Growth Fund of America A Fund                  Mutual fund                            22,408
Pimco Renaissance Admin Fund                   Mutual fund                            11,359
T. Rowe Price Mid Cap Growth Fund              Mutual fund                           361,014
Turner Small Cap Value Fund                    Mutual fund                            12,067
Columbia Acorn Z Fund                          Mutual fund                            31,791
American Funds Europacific A Fund              Mutual fund                           351,790
American Funds Am Balanced A Fund              Mutual fund                           102,351
*EZCORP Class A Non-Voting Common Stock        Common stock                          866,503
*Participant loans                             With varying maturity dates and
                                                  interest rates ranging from 5%
                                                  to 10.5%                           164,684
                                                                                  ----------
                                                                                  $2,940,922
                                                                                  ==========

-------------

* Indicates a party-in-interest to the Plan.

                                  EXHIBIT INDEX

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                                              12